                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 3

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

1. NAME AND ADDRESS OF REPORTING PERSON*

I.G. Investment Management, Ltd.*
(LAST) (FIRST) (MIDDLE)
447 Portage Avenue
(STREET)
Winnipeg, Manitoba, Canada R3C 3B6
(CITY) (STATE) (ZIP)

2. DATE OF EVENT REQUIRING STATEMENT (MONTH/DAY/YEAR)

March 17, 1999

3. I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON, IF AN ENTITY (VOLUNTARY)

The Reporting Person, a non-U.S. entity, has no I.R.S. Identification number.

4. ISSUER NAME AND TICKER OR TRADING SYMBOL

Hilb, Rogal and Hamilton Company (HRH)

5. RELATIONSHIP OF REPORTING PERSON(S) TO ISSUER (CHECK ALL APPLICABLE)

[ ] Director                                 [X] 10% Owner
[ ] Officer (give title below)               [ ] Other (specify below)

6. IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)

Not applicable.

7. INDIVIDUAL OR JOINT/GROUP FILING (CHECK APPLICABLE LINE)

[ ] Form Filed by One Reporting Person
[X] Form Filed by More than One Reporting Person

*If the Form is filed by more than one reporting person, see Instruction 5(b)(v)


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                              Form 3 - Page 2 of 5


------------------------------------------------------------------------------------------------------------------------
                                         TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------
1. TITLE OF SECURITY    2. AMOUNT OF SECURITIES       3. OWNERSHIP         4. NATURE OF INDIRECT BENEFICIAL OWNERSHIP
                        BENEFICIALLY OWNED            FORM: DIRECT         (INSTR. 4)
                                                      (D) OR INDIRECT
                                                      (I) (INSTR. 5)
------------------------------------------------------------------------------------------------------------------------
Common Shares           Note 1                        Note 1               Note 1
------------------------------------------------------------------------------------------------------------------------


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

---------------------------------------------------------------------------------------------------------------------------
                                        TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
---------------------------------------------------------------------------------------------------------------------------
1. TITLE OF DERIVATIVE  2. DATE                 3. TITLE AND AMOUNT OF      4. CONVER-   5. OWNER-   6. NATURE OF INDIRECT
SECURITY                EXERCISABLE             SECURITIES UNDERLYING       SION OR      SHIP        BENEFICIAL OWNERSHIP
(INSTR. 4)              AND EXPIRATION          DERIVATIVE SECURITY         EXERCISE     FORM OF     (INSTR. 5)
                        DATE                    (INSTR. 4)                  PRICE OF     DERI-
                        (MONTH/DAY/                                         DERI-        VATIVE
                        YEAR)                                               VATIVE       SECURITY:
                                                                            SECURITY     DIRECT
                                                                                         (D) OR
                                                                                         INDIRECT
                                                                                         (I)
                                                                                         (INSTR. 5)
---------------------------------------------------------------------------------------------------------------------------
                        DATE          EXPIRA-   TITLE            AMOUNT
                        EXER-         TION                       OR NUM-
                        CISABLE       DATE                       BER OF
                                                                 SHARES
---------------------------------------------------------------------------------------------------------------------------
Note 2                  Note 2        Note 2    Note 2           Note 2     Note 2       Note 2      Note 2
---------------------------------------------------------------------------------------------------------------------------


INSTRUCTION 5(b)(v).  LIST OF OTHER REPORTING PERSONS:

       This joint statement is filed by and on behalf of the following Reporting Persons signing this Form 3 and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company") and Investors U.S. Opportunities Fund and Investors U.S. Growth Fund (collectively, the "Funds"). Each is filing as a 10% owner for purposes of this Form 3 filing.

       All of the Reporting Persons have their principal places of business at:

                                    One Canada Centre
                                    447 Portage Avenue
                                    Winnipeg, Manitoba
                                    Canada R3C 3B6

       None of the Reporting Persons, each a non-U.S. entity, have I.R.S. Identification numbers.

       IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.


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                              Form 3 - Page 3 of 5

       Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

       The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

       The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

       The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

       IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

       Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

EXPLANATION OF RESPONSES:

Note 1

       Investors U.S. Opportunities Fund may be deemed to own beneficially and directly 748,650 shares of Common Stock of the issuer.

       Investors U.S. Growth Fund may be deemed to own beneficially and directly 900,000 shares of Common Stock of the issuer.

       Each of IGI, Trustco, the Management Company and the Trustee may be deemed to own beneficially and indirectly, through the Funds, 1,648,650 shares of Common Stock of the issuer.

Note 2

       None of the above Reporting Persons beneficially own, directly or indirectly, any derivative securities of the issuer.


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                              Form 3 - Page 4 of 5


SIGNATURE:

INVESTORS GROUP INC.

By:         /s/  Hugh Sanford Riley
            -------------------------------
            Hugh Sanford Riley,
            President and Chief
            Executive Officer of
            Investors Group Inc.

INVESTORS GROUP TRUSTCO INC.

By:         /s/ Richard Elliot Archer
            -------------------------------
            Richard Elliott Archer,
            President of
            Investors Group Trustco Inc.

INVESTORS GROUP TRUST CO. LTD.

By:         /s/ Wayne Stanley Walker
            -------------------------------
            Wayne Stanley Walker,
            President and Chief Executive Officer
            Investors Group Trust Co. Ltd.

I.G. INVESTMENT MANAGEMENT, LTD.

By:         /s/ Richard Elliot Archer
            -------------------------------
            Richard Elliot Archer,
            Chairman of the Board of
            I.G. Investment Management, Ltd.

INVESTORS U.S. OPPORTUNITIES FUND

By:         /s/ Wayne Stanley Walker
            -------------------------------
            Wayne Stanley Walker,
            President and Chief Executive Officer of
            Investors Group Trust Co. Ltd.,
            as Trustee for
            Investors U.S. Opportunities Fund


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                              Form 3 - Page 5 of 5


INVESTORS U.S. GROWTH FUND

By:         /s/ Wayne Stanley Walker
            -------------------------------
            Wayne Stanley Walker,
            President and Chief Executive Officer of
            Investors Group Trust Co. Ltd.,
            as Trustee for
            Investors U.S. Growth Fund

Date:       March 29, 1999

**     Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

       Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.